

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

Inderjit Tuli
Chief Executive Officer
COMPOUND REAL ESTATE BONDS II INC.
1185 Avenue of the Americas
3rd floor
New York, NY 10036

>   **Re: COMPOUND REAL ESTATE BONDS II INC.**
>   **Offering Statement on Form 1-A**
>   **Filed July 23, 2025**
>   **File No. 024-12644**

Dear Inderjit Tuli:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1.   We note that you are seeking to offer: "7,480,000 of [your] $10 Bonds for cash and ... 20,000 of our $10 Bonds as rewards under [your] 'Rewards Program.'" However, Item 4 of Part I only accounts for your offering of $74,800,000. Please revise Item 4 of Part I of Form 1-A to reflect the total amount being offered on behalf of the issuer.

Prior Performance, page 57

2.   We note that you plan to purchase real estate-backed loans, mortgages, and other income-generating real estate credit instruments. Further, we note that your prior program has invested in mortgages. Please provide a prior performance narrative and prior performance tables as referenced in Industry Guide 5. Refer to Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.